ASDAR INC.
                           2000 STOCK INCENTIVE
                              AND OPTION PLAN

        1.  THE PLAN

                The purpose of the ASDAR INC'S (the Company) 2000 Stock Incentive and Option Plan (the Plan) is to provide the Company with the means of attracting and retaining the services of highly motivated and qualified directors and key personnel.

                The Plan is intended to advance the interests of the Company and its stockholders by affording to key employees, consultants and non-employee directors, upon whose skill, judgment, initiative, and efforts the Company is largely dependent for the successful conduct of its business, an opportunity for investment in the Company and incentives inherent in stock ownership in the Company. The term Company shall include all subsidiaries of the Company.

        2.  LEGAL COMPLIANCE

                It is the intent of the Plan that it conform in all respects with the requirements of Rule 16b-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934 (Rule 16b-3) or, in connection with Incentive Stock/Options (ISOs), as such term is defined in
Section 422(a) of the Internal Revenue Code of 1986 (the Code) as amended from time to time. If any aspect of the Plan does not conform to Section 422(a) of the Code, as amended from time to time, such aspect shall be deemed to be modified, deleted, or otherwise changed as necessary to insure continued compliance with such provisions.

        3.  ADMINISTRATION OF THE PLAN

                3.1 PLAN COMMITTEE: The Plan shall be administered by a committee (the Committee). The members of the Committee shall be appointed from timeto time by the Board of Directors of the Company
(the Board) and shall consist of not less than two (2) nor more than five
(5) persons.

                3.2 COMMITTEE PROCEDURES: The Committee from time to time may adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the Company. The Committee shall keep minutes of its meetings and records of its actions. A majority of the members of the Committee shall constitute a quorum for the transaction of any business by the Committee. The Committee may act at any time by an affirmative vote of a majority of those members voting. Such vote may be taken at a meeting which may be conducted in person, telephonically, or by written consent of all Committee members without a meeting.

                3.3 FINALITY OF COMMITTEE ACTION: The Committee's actions shall be final and conclusive and binding on all persons, including, without limitations, the Company, its stockholders, the Committee and each of the members of the Committee, and all directors, officers, employees and consultants, of the Company, and their respective successor(s) and interest(s).

                3.4 NON LIABILITY OF COMMITTEE MEMBERS: No Committee member shall be liable for any action or determination made by him in good faith with respect to the Plan or any Options granted or shares issued thereunder,

        4.  NON-EXCLUSIVITY OF THE PLAN.

                Nothing contained in the Plan is intended to amend, modify, or rescind any previously approved compensation plan(s), program(s) or option(s) entered nto by the Company. This Plan shall be construed to be in addition to and independent of any and all such other arrangements. Neither the adoption of the Plan by the Board nor the submission of the Plan to the Stockholders of the Company for approval shall be construed as creating limitations on the power or authority of the Board to adopt, with or without stockholder approval, such additional or other compensation arrangements as the Board may from time to time deem desirable.

        5.  GOVERNING LAW.

                The Plan and all rights and obligations under it shall be construed and enforced in accordance with the laws of the State of Nevada.